EX-16.1

August 17, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated August 17, 2015, of Global Future City Holding, Inc. and are in agreement with the statements contained therein as it relates to dbbmckennon. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ dbbmckennon